                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

 Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)



                              Webvan Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  94845V-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




                                 1 of 9 Pages

-----------------------------------------------------------------------------
CUSIP NO.
94845V-10-7                     Schedule 13G                Page 2 of 9 Pages
-----------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Amazon.com NV Investment Holdings, Inc.      88-0470210
-----------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                   (b)  [ ]
-----------------------------------------------------------------------------
3         SEC USE ONLY
-----------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada
-----------------------------------------------------------------------------
                          5    SOLE VOTING POWER

NUMBER OF                      -0-
                        -----------------------------------------------------
SHARES                    6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       29,843,170
                        -----------------------------------------------------
EACH                      7    SOLE DISPOSITIVE POWER
REPORTING
PERSON                         -0-
                        -----------------------------------------------------
WITH                      8    SHARED DISPOSITIVE POWER
                               29,843,170
-----------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,843,170
-----------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*       [ ]
-----------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.3%/1/
-----------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          CO
-----------------------------------------------------------------------------


-------------------------
/1/ Based on 475,990,109 shares of Common Stock outstanding at September 30, 2000, as reported by the Company in its quarterly report for the quarter ended September 30, 2000 on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000.



                               Page 2 of 9 Pages
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-----------------------------------------------------------------------------
CUSIP NO.
94845V-10-7                     Schedule 13G                Page 3 of 9 Pages
-----------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amazon.com, Inc. 91-1646860
-----------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
3         SEC USE ONLY
-----------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-----------------------------------------------------------------------------
                         5    SOLE VOTING POWER

NUMBER OF                     -0-
                        -----------------------------------------------------
SHARES                   6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      29,843,170
                        -----------------------------------------------------
EACH                     7    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        -0-
                        -----------------------------------------------------
WITH                     8    SHARED DISPOSITIVE POWER

                              29,843,170
-----------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,843,170
-----------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*      [ ]
-----------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.3%
-----------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          CO
-----------------------------------------------------------------------------



                               Page 3 of 9 Pages
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                                 SCHEDULE 13G

Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Webvan Group, Inc., a Delaware corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 310 Lakeside Drive, Foster City, CA 94404.

Item 2(a)   Name of Person Filing.

     This Schedule 13G is being filed by Amazon.com NV Investment Holdings, Inc., a Nevada corporation.

Item 2(b)   Address of Principal Business Office or, if None, Residence.

     The business address of Amazon.com NV Investment Holdings, Inc. is 1600 East Newlands Drive, Fernley, Nevada 89408.

Item 2(c)   Citizenship.

     Amazon.com NV Investment Holdings, Inc. is a corporation organized under the laws of the state of Nevada.

Item 2(d)   Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $0.0001 par value (the "Common Stock").

Item 2(e)   CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 94845V-10-7

Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Webvan Group, Inc., a Delaware corporation (the "Company").


                               Page 4 of 9 Pages

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 310 Lakeside Drive Foster City, CA 94404.

Item 2(a)   Name of Person Filing.

     This Schedule 13G is being filed by Amazon.com, Inc., a Delaware corporation.

Item 2(b)   Address of Principal Business Office or, if None, Residence.

     The business address of Amazon.com, Inc. is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

Item 2(c)   Citizenship.

     Amazon.com, Inc. is a corporation organized under the laws of the state of Delaware.

Item 2(d)   Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $0.0001 par value (the "Common Stock").

Item 2(e)   CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 94845V-10-7

Item 3.  If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check   Whether the Person Filing Is a:

   (a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

   (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

   (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.

   (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

   (e) [ ]  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F).



                               Page 5 of 9 Pages

   (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

   (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

   (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4.  Ownership.


4.1  Amazon.com NV Investment Holdings, Inc. as of December 31, 2000:

     (a)  Amount beneficially owned:  29,843,170/2/

     (b)  Percent of class:  6.3%

     (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  -0-

               (ii)   Shared power to vote or to direct the vote:  29,843,170

               (iii)  Sole power to dispose or to direct the disposition of:
                      -0-

               (iv)   Shared power to dispose or to direct the disposition of:
                      29,843,170


4.2  Amazon.com, Inc. as of December 31, 2000:

     (a)  Amount beneficially owned:  29,843,170/3/

     (b)  Percent of class:  6.3%

     (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  -0-

               (ii)   Shared power to vote or to direct the vote:  29,843,170


-------------------------
/2/ Amazon.com NV Investment Holdings, Inc. is the "direct" beneficial owner of 29,843,170 shares of Webvan Group, Inc.

/3/ Amazon.com, Inc. is the "indirect" beneficial owner of 29,843,170 shares of Webvan Group, Inc. common stock, which shares are held directly by Amazon.com NV Investment Holdings, Inc., a wholly owned subsidiary of Amazon.com, Inc.



                               Page 6 of 9 Pages

               (iii)  Sole power to dispose or to direct the disposition of:
                      -0-

               (iv)   Shared power to dispose or to direct the disposition of:
                      29,843,170

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 7 of 9 Pages
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                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 12, 2001

                                       AMAZON.COM NV INVESTMENT
                                       HOLDINGS, INC.


                                       By: /s/ JENNIFER STEELE
                                          -----------------------------
                                          Jennifer Steele
                                          Vice President and Treasurer

     Dated:  February 12, 2001

                                       AMAZON.COM, INC.


                                       By: /s/ MARK BRITTO
                                          ------------------------------
                                          Mark Britto
                                          Senior Vice President



                               Page 8 of 9 Pages
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                                   Exhibit A

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1), each of the undersigned parties hereby agrees to file this Schedule 13G jointly on behalf of each of them.

     Dated:  February 12, 2001

                                       AMAZON.COM NV INVESTMENT
                                       HOLDINGS, INC.


                                       By: /s/ JENNIFER STEELE
                                          ------------------------------
                                          Jennifer Steele
                                          Vice President and Treasurer

     Dated:  February 12, 2001

                                       AMAZON.COM, INC.


                                       By: /s/ MARK BRITTO
                                          ------------------------------
                                          Mark Britto
                                          Senior Vice President





                               Page 9 of 9 Pages